ERSTE

ERSTE BANK

The Bank for Central and Eastern Europe

INTERIM REPORT
FIRST QUARTER 2008

KEY FINANCIAL AND SHARE DATA*

in EUR million	1-3 08	1-3 07
Income statement		
Net interest income	1,151.1	903.7
Risk provisions for loans and advances	-163.1	-128.4
Net fee and commission income	491.9	438.9
Net trading result	82.3	124.8
General administrative expenses	-964.8	-870.6
Other result (incl. discountinued operations)	-102.9	8.2
Pre-tax profit	494.5	476.6
Net profit after minorities	315.6	302.1
Profitability ratios		
Net interest margin	2.8%	2.4%
Cost/income ratio	55.7%	58.7%
Return on equity	14.8%	15.0%
Earnings per share	1.01	0.97
	Mar 08	**Dec 07**
Balance sheet		
Loans and advances to credit institutions	15,938	14,937
Loans and advances to customers	115,828	113,956
Risk provisions for loans and advances	-3,447	-3,296
Trading and other financial assets	43,598	44,214
Other assets	32,550	30,708
Total assets	**204,467**	**200,519**
Deposits by banks	35,073	35,165
Customer accounts	103,863	100,116
Debt securities in issue	28,681	31,078
Other liabilities	19,186	17,168
Subordinated liabilities	5,776	5,589
Total equity	11,888	11,403
Total liabilities and equity	**204,467**	**200,519**
Changes in total qualifying capital		
Risk-weighted assesment basis pursuant to section 22 (2) Austrian Banking Act	98,822	95,091
Tier 1 ratio	7.0%	7.0%
Solvency ratio	10.1%	10.5%
	1-3 08	**1-3 07**
Stock market data (Vienna Stock Exchange)		
High (EUR)	47.52	60.99
Low (EUR)	34.35	56.16
Closing price (EUR)	41.05	58.30
Market capitalisation (EUR billion)	12.98	18.40
Trading volume (EUR billion)	4.52	2.50

* All figures are in accordance with revised IAS 19 (Employee Benefits) and IFRS 7 (Financial Instruments: Disclosures). All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details were provided in a press release published on 30 January 2007 (www.erstebank.com/investorrelations).
Starting 1 January 2007 Basel II methodology is applied in solvency calculations.

RATINGS

Fitch	
Long-term	A
Short-term	F1
Outlook	Positive
Moody's Investors Service	
Long-term	Aa3
Short-term	P-1
Outlook	Stable
Standard & Poor's	
Long-term	A
Short-term	A-1
Outlook	Stable

PERFORMANCE OF THE ERSTE BANK SHARE (INDEXED)



130%
100%
70%
1 January 2008
31 March 2008
ERSTE BANK Share
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

Highlights

- **During the first quarter of 2008, operating result reached a new record level of EUR 766.2 million** – an increase of 25.1%, driven by strong growth in net interest and net commission income. Net profit after minority interests increased by 4.5% in a difficult market environment to EUR 315.6 million.

- **Central and Eastern Europe remain main growth drivers.** Operations in Romania and the Czech Republic developed particularly positively, with their operating result contribution to the group increasing by 87% and 49% respectively. Romania benefited from an improving macroeconomic environment with external deficits and the currency stabilising, while business in the Czech Republic was supported by continued strong economic growth.

- **Significant reduction in the ABS/CDO portfolio through redemptions and currency effects by EUR 300 million.** As anticipated, market turbulence in February and March had a negative effect on the pre-tax profit of EUR 32.8 million, through mark-to-market valuations. Due to the quality of the underlying assets **no impairment** continues to be anticipated for **2008.**

- **Focus on core competences:** Sale of insurance business and conclusion of a 15-year preferred partnership agreement with Vienna Insurance Group for a consideration of EUR 1,445 million. Positive 2008 net income effect of EUR 600 million will raise the tier 1 ratio by around 0.7%-points. Closing of the transaction is expected in Q3 2008.

- **Unchanged, strong capital base:** tier 1 ratio (as per Basel II) is unchanged at 7.0% compared with year-end 2007. This value does not take into account retained earnings for the quarter or the sale of the insurance business.

Please note:
The following tables and texts may contain rounding differences.

Letter from the CEO

Dear shareholders,

in the first quarter of 2008 we posted record operating profit of EUR 766 million, up 25% on the same period last year, thanks to strong contributions from Central and Eastern Europe, most notably from the Czech Republic and Romania. Efficiency also improved strongly, with the cost/income ratio averaging 55.7% in the period under review. Net profit growth, by contrast, was more subdued, mainly due to increased financial market volatility and related higher revaluation requirements in the fair value portfolio. The sale of our insurance operations rounded off a successful quarter and will lead to a further strengthening of our capital base.

The Romanian macroeconomic situation remained firmly in focus in the first quarter, driven especially by deteriorating sentiment towards emerging markets amid ongoing turmoil in global financial markets. Despite wide-ranging fears, many economic indictors showed positive developments. For the first time in years exports grew faster than imports thus substantially slowing down the growth of the trade deficit, which is at the heart of the current account deficit. This in turn led to a strong appreciation of the currency from the lows seen in January. The FX trend was also supported by tighter monetary policy, as the central bank hiked interest rates in order to fend off rising inflation. Demand for FX loans also rose markedly on the back of a rising interest rate differential vs the euro. Against this backdrop and thanks to the absence of restructuring costs BCR delivered record results: for the first time quarterly net profit based on local consolidated results surpassed EUR 100 million, while net interest margin expanded and the cost/income ratio contracted to below 40%. Risk costs and asset quality were well within expectations.

In the other central and east European economies business continued to be strong in the first quarter. The performance of our biggest CEE bank, Česká spořitelna, was particularly positive: strong customer deposit growth translated into fast rising net interest income and margin expansion. Even the traditionally slower growing net commission income line showed a double-digit year-on-year advance thanks mainly to successful product innovation. Overall, the Czech economy continued on its well balanced growth path. In Hungary the first quarter was characterised by political instability, which so far failed to have a noticeable impact on the economy. The currency remained stable, while the Central Bank base rate was hiked by 75 bps to 8.25% at the start of April. Economic growth remained on the path of slow recovery. In this environment Erste Bank Hungary showed highly satisfactory net profit growth, even when adjusting for one-off effects in the prior year period. Among our other CEE operations, we experienced the fastest business growth in the Ukraine, where customer numbers nearly doubled and the size of our branch network is fast approaching the 100-mark.

Another highlight of the quarter was the sale of our insurance operations for a cash consideration of EUR 1.4 billion to our long-term partner Vienna Insurance Group. This move not only strengthens our capital base but should also alleviate in our view unfounded fears about our leverage. Tangible equity will also benefit from the fact that revaluation requirements related to our ABS and CDO portfolio remained limited in the first quarter despite unprecedented market volatility: in line with expectations, the P&L impact equalled EUR 33 million, while equity was impacted negatively by EUR 75 million. Given the extreme volatility of the markets in the past quarter we continue to be very comfortable with the quality of our portfolio.

With our first quarter results we have laid a solid foundation for the rest of the year, both in terms of business growth and earnings quality. Accordingly, we are highly confident to achieve our target of at least 20% net profit growth for the full year.

A. Treichl

Andreas Treichl

Erste Bank share

EQUITY MARKET REVIEW

Price activity on the international stock markets was impacted by the ongoing financial crisis and the increasingly had an effect on the real economy during the past quarter. Negative economic news from the US included GDP growth below expectations, weak private consumption, declining consumer confidence and falling Purchasing Manager Index. The economic report by the US Federal Reserve also notified of a weakening of the US economy, thus confirming increasing recession fears. As a reaction to this, the euro recorded a new all-time high against the dollar, which in turn led to rising crude oil and precious metal prices. Recent record losses and further massive provisioning at major American banks and the imminent insolvency of the US investment bank, Bear Stearns, triggered substantial interventions by the US Federal Reserve. However, liquidity injections totalling USD 250 billion, the rescue activity for Bear Stearns, three base rate reductions since the beginning of the year, amounting to 125 basis points in total, as well as the relaxing of capital rules for mortgage financers were only able to stop the declining market trend temporarily. American and European stock exchanges posted losses in the double-digit percentage range.

The Austrian Traded Index (ATX) was also hit by the negative international stock exchange environment and continued its volatile downward trend during the first quarter of 2008. Despite a satisfactory report season for Austrian companies, the ATX lost 16.6% since the beginning of the year, with an index value of 3,765.91 points on 31 March, translating into an average range compared to other European indices.

Due to the effects of the US mortgage crisis, bank shares continued to be the focal point of investor interest. Despite write-downs amounting to several billion euros, the majority of the European banks achieved profit growth on a year-to-year basis. There were negative headlines about the Swiss UBS, with write-downs in the double-digit USD billion range, and resulting significant losses and the French Société Générale, which suffered billions in losses from futures transactions, in addition to the negative impact of the sub-prime crisis. Due to the continuing international credit crisis and uncertainties about further write-off requirements at European banks, the Dow Jones Euro Stoxx Bank Index, which represents the most important European bank shares, fell by 18.4% and ended the first quarter of 2008 at 322.44 points.

PERFORMANCE OF THE ERSTE BANK SHARE

During the past quarter, the Erste Bank share did not manage to avoid the negative international trend. Against the backdrop of the difficult stock exchange environment due to the sub-prime crisis, speculation about possible write-downs in relation to the credit crisis and the critical assessment of the macroeconomic situation in Romania by investors and analysts, the Erste Bank share suffered further price declines. Even the publication of an excellent full-year result, the announcement of a dividend increase and the confirmation of the financial targets by management did not result in sustainable price recovery. Despite more conservative results estimates, the majority of analysts regard the Erste Bank share as an attractive investment, due to the positive fundamental data. The announcement of the sale of s Versicherung to Vienna Insurance Group and the cooperation agreement concluded between the institutions has been positively received by investors and analysts. Despite the good news, the share price stood at EUR 41.05 at the end of the first quarter, 15.4% below the closing price of 2007.

INVESTOR RELATIONS

Another milestone in the ten-year history of the Erste Bank share was the commencement of trading on the Bucharest Stock Exchange on 14 February 2008. After Vienna and Prague, the Erste Bank share is now also listed on the Bucharest Stock Exchange (BVB) and is the first international company that has been admitted to the BVB for trading.

The management together with the investor relations team again participated in international banking and investor conferences in the first quarter of 2008. It also took part in a roadshow held in London, jointly organised by the Vienna Stock Exchange, Erste Bank and other Austrian banks, where the strategy of Erste Bank was presented.

Business performance – (Interim management report)

As a result of the planned sale of the insurance business and of two other investments in Romania, the profit and loss statement (the previous "Income from insurance business" line becomes "profit from discontinued operations") and the balance sheet (on the asset and liability side, a corresponding new line item has been added), have been adapted in line with IFRS 5.

Two savings banks joined the Haftungsverbund in December 2007; four additional savings banks joined in January 2008 and are therefore being incorporated in the consolidated financial statement from the respective point in time. Furthermore, Diners Club Adriatic Croatia (DCA) has been part of the consolidated financial statement since 2 April 2007 and ABS Banka, Bosnia, acquired by Steiermärkische Sparkasse, since 3 April 2007; these were therefore not yet included in the 1st quarter of 2007. This results in an – albeit minor – distortion of the rates of change compared with the comparative periods for the previous year.

SUMMARY OF BUSINESS PERFORMANCE

The continuing profitability of Erste Bank was underpinned by strong net interest income growth in the first quarter (+27.4% to EUR 1,151.1 million). Despite the substantial decline in net trading result (-34.1% to EUR 82.3 million), operating income improved by 16.7% to EUR 1,731.0 million. The increase in general administrative expenses – at 10.8% – (to EUR 964.8 million) was significantly lower than in the previous quarters. The operating result increased by 25.1% to EUR 766.2 million, the highest amount to date, clearly demonstrating Erste Bank's operating strength. The cost-income ratio fell to 55.7% (full year 2007: 58.5%) thereby almost achieving the target level for 2009.

The strong quarterly operating result was achieved against the backdrop of the current financial market turmoil: thus net profit after minorities grew despite the impact of securities valuations by 4.5% to EUR 315.6 million – mark-to-market valuations for the ABS/CDO portfolio of the whole group had a negative effect on the P&L (before tax) of EUR 32.8 million while for the remainder of the fair value portfolio the impact equalled EUR -40 million. This is the second-highest quarterly result achieved, after the fourth quarter of 2007 (EUR 336.8 million).

The cash return on equity, i.e. ROE before the linear amortisation of customer relationships and distribution networks from acquisitions, increased from 14.6% (reported ROE: 14.1%) in 2007 to 15.3% (reported ROE: 15.0%).

Cash earnings per share was EUR 1.04 in the first quarter of 2008 (reported earnings: EUR 1.01), compared with EUR 1.00 (reported earnings: EUR 0.97) in the comparative quarter of the previous year.

Total assets climbed by 2.0% in the first quarter of 2008 compared with year-end 2007, to EUR 204.5 billion.

The solvency ratio in respect of credit risk fell slightly due to volume growth, from 10.5% at year-end 2007 to 10.2% as at 31 March 2008. It thus remains significantly above the legal minimum requirement of 8%.

Outlook

Erste Bank confirms its existing targets: net profit after minorities are expected to grow by at least 20% in the current financial year and at least 25% in 2009 – without taking into account the profit contribution from the sale of its insurance operations to Vienna Insurance Group. Thanks to the strengthening of the tier 1 ratio by 70 bps as a result of the aforementioned sale, this ratio is expected to exceed 8% in 2009. On this basis return on equity should surpass 16% in 2009.

PERFORMANCE IN DETAIL

Net interest income

Strong credit growth at the central and east European subsidiaries continued in the first quarter of 2008. As a result, net interest income increased during the reporting quarter by 27.4% to EUR 1,151.1 million, compared with EUR 903.7 million in the same period last year.

The net interest margin (net interest income as a percentage of the average interest-bearing assets) improved from 2.49% in the full year 2007, to 2.77% in the first three months of 2008. Both the CEE countries (from 4.1% to 4.5%) and the Austrian business (from 1.6% to 1.8%) saw an increase. In Austria this was mainly due to a smaller share of interbank business and securities holdings in relation to higher margin retail business in interest-bearing assets.

in EUR million	1-3 08	1-3 07	Change
Net interest income	1,151.1	903.7	27.4%
Risk provisions for loans and advances	-163.1	-128.4	27.0%
Net fee and commission income	491.9	438.9	12.1%
Net trading result	82.3	124.8	-34.1%
General administrative expenses	-964.8	-870.6	10.8%
Profit from discontinued operations	5.7	15.6	-63.5%
Other result	-108.6	-7.4	na
Pre-tax profit	**494.5**	**476.6**	**3.8%**
Net profit after minorities	**315.6**	**302.1**	**4.5%**

Net commission income

in EUR million	1-3 08	1-3 07	Change
Lending business	91.2	71.2	28.1%
Payment transfers	203.4	163.7	24.3%
Card business	39.6	32.4	22.1%
Securities transactions	126.6	131.5	-3.7%
Investment fund transactions	56.5	55.8	1.3%
Custodial fees	16.6	15.4	7.8%
Brokerage	53.5	60.3	-11.3%
Insurance business	21.5	19.4	10.8%
Building society brokerage	8.8	6.9	27.5%
Foreign exchange transactions	9.9	8.7	13.8%
Investment banking business	3.2	8.9	-64.0%
Other	27.3	28.6	-4.5%
Total	**491.9**	**438.9**	**12.1%**

Net fee and commission income rose by 12.1%, from EUR 438.9 million to EUR 491.9 million. Growth was primarily seen in the lending business (+28.1% to EUR 91.2 million) and in payment transactions (+24.3% to EUR 203.4 million – this also includes the card business). The securities business (-3.7%

to EUR 126.6 million) – especially in the brokerage area – declined slightly, as expected.

Trading result

Due to the continuing difficult market conditions, the unusually strong net trading result recorded in the first quarter of 2007 could not be maintained. The 34.1% decline, from EUR 124.8 million to EUR 82.3 million, was within expectations and is primarily explained by the weaker result from the securities business.

Profit from discontinued operations (insurance business)

The negative effects of the crisis in the financial markets were also felt in the insurance division, in the form of weaker results from financial investments. The result from this business segment of EUR 5.7 million in the first quarter of 2008 was therefore significantly below that of the previous year's quarter (EUR 15.6 million).

General administrative expenses – Erste Bank Group

in EUR million	1-3 08	1-3 07	Change
Personnel expenses	561.4	506.7	10.8%
Other administrative expenses	309.8	268.4	15.4%
Subtotal	871.2	775.1	12.4%
Depreciation and amortisation	93.6	95.5	-2.0%
Total	**964.8**	**870.6**	**10.8%**

General administrative expenses – Austria (inc. Corporate Center and International Business)

in EUR million	1-3 08	1-3 07	Change
Personnel expenses	339.5	300.7	12.9%
Other administrative expenses	128.7	117.7	9.3%
Subtotal	468.2	418.4	11.9%
Depreciation and amortisation	36.6	36.0	1.7%
Total	**504.8**	**454.4**	**11.1%**

General administrative expenses – Central and Eastern Europe

in EUR million	1-3 08	1-3 07	Change
Personnel expenses	221.9	206.0	7.7%
Other administrative expenses	181.1	150.7	20.2%
Subtotal	403.0	356.7	13.0%
Depreciation and amortisation	57.0	59.5	-4.2%
Total	**460.0**	**416.2**	**10.5%**

General administrative expenses increased by a total of 10.8%, from EUR 870.6 million to EUR 964.8 million. Around 2.4 percentage points of this increase were due to the broadening of the scope of consolidation since April 2007 (among other things, this was enlarged in 2007 through Diners Club Adriatic as well as two – and in 2008 four – savings banks, which joined the cross guarantee system/Haftungsverbund). The rise in staff costs by 10.8%, from EUR 506.7 million to EUR 561.4 million, is partially due to the increase in staff numbers.

The change in headcount is mainly due to the fact that in Austria four additional savings banks have been included in the cross-guarantee system (Haftungsverbund) since year-end 2007 and 328 employees were therefore added in the first quarter of 2008. At 7.7%, the rate of increase in personnel expenses was lower in the CEE countries than in the rest of the group (12.9%).

Other administrative expenses rose by 15.4% from EUR 268.4 million to EUR 309.8 million. The CEE subsidiaries in particular showed an above average rise of 20.2% (rest of the group: +9.3%). Among other things, this increase is explained by the costs relating to the conversion of the core banking system and the planned introduction of the euro in Slovakia. Above-average rises were therefore shown in IT costs (+25.4% to EUR 77.1 million, particularly in CEE) as well as in expenses related to the reorganisation of Erste Bank Group and the implementation of group projects.

Continuing the trend of the previous quarters the depreciation of fixed assets also declined in the first quarter of 2008 (-2.0% from EUR 95.5 million to EUR 93.6 million).

Headcount at 31 March 2008

	Mar 08	Dec 07	Change
Employed by Erste Bank Group	**53,633**	**52,442**	**2.3%**
Austria incl. Haftungsverbund savings banks	16,262	15,658	3.9%
Erste Bank AG incl. Austrian subsidiaries	8,569	8,452	1.4%
Haftungsverbund savings banks	7,693	7,206	6.8%
Central and Eastern Europe / International	**37,371**	**36,784**	**1.6%**
Česká spořitelna Group	10,905	10,842	0.6%
Banca Comercială Română Group	11,875	12,224	-2.9%
Slovenská sporiteľňa Group	4,861	4,763	2.1%
Erste Bank Hungary Group	3,159	3,056	3.4%
Erste Bank Croatia Group	1,923	1,886	1.9%
Erste Bank Serbia	943	958	-1.6%
Erste Bank Ukraine	1,459	1,130	29.1%
Other subsidiaries and foreign branch offices	2,247	1,925	16.7%

Operating result

Operating income increased by 16.7% from EUR 1,483.0 million to EUR 1,731.0 million, significantly more strongly than general administrative expenses, which rose by 10.8% from EUR 870.6 million to EUR 964.8 million. This led to a 25.1% increase in operating result, from EUR 612.4 million to EUR 766.2 million.

Risk provisions

On balance (allocations and release of provisions for credit business and costs from writing off loans and income from the receipt of loans already written off), this line item increased by 27.0% from EUR 128.4 million to EUR 163.1 million. In addition to credit growth – particularly in the CEE countries – specific developments in 2007 particularly those at BCR, such as the release of provisions in the first quarter of 2007 and the expiry of credit insurance for retail loans in the second quarter of 2007 were also responsible for this.

Other operating result

The other operating result, which mainly comprises the linear depreciation of the customer base from acquisitions and deposit insurance contributions, improved significantly, from EUR -33.3 million to EUR -22.9 million.

Results from financial assets

The balance of all categories of financial assets deteriorated significantly. While in the first quarter of 2007 – still prior to the outbreak of the credit crisis in the financial markets – a positive result of EUR 25.9 million was posted, the balance in the first quarter of 2008 was distinctly negative at EUR -85.7 million.

In addition to losses from securities sales from the available for sale portfolio, revaluation requirements of structured products and shares in the fair value portfolio in the amount of around EUR 70 million was mainly responsible for this decline. A large part of this (EUR 32.8 million) was related to the ABS/CDO portfolio, while the remainder was attributable to international stock market declines.

The total volume of the group's ABS/CDO portfolio, including that of the savings banks, declined in the first quarter of 2008 by around EUR 300 million due to redemptions and a weaker US Dollar and Sterling, and about EUR 100 million due to mark-to-market valuations from EUR 3.4 billion at the end of 2007 to the current level of around EUR 3.0 billion. The mark-to-market valuation in the fair value portfolio in Q1 2008 led to a valuation impact on the P&L of EUR -32.8 million. In the available for sale portfolio, mark-to-market valuations in the first quarter of 2008 resulted in a decline of EUR 75 million,

booked against equity. As there was no deterioration in the quality of the underlying assets, no impairment was required.

Pre-tax profit and net profit after minority interests
The pre-tax profit rose by 3.8% from EUR 476.6 million to EUR 494.5 million.

The net profit after minority interests achieved the second-highest quarterly value ever, at EUR 315.6 million after EUR 302.1 million (+4.5%), despite the difficult market conditions.

DEVELOPMENT OF THE BALANCE SHEET

in EUR million	Mar 08	Dec 07	Change
Loans and advances to credit institutions	15,938	14,937	6.7%
Loans and advances to customers	115,828	113,956	1.6%
Risk provisions for loans and advances	-3,447	-3,296	4.6%
Trading and other financial assets	43,598	44,214	-1.4%
Other assets	32,550	30,708	6.0%
Total assets	**204,467**	**200,519**	**2.0%**

in EUR million	Mar 08	Dec 07	Change
Deposits by banks	35,073	35,165	-0.3%
Customer accounts	103,863	100,116	3.7%
Debt securities in issue	28,681	31,078	-7.7%
Other liabilities	19,186	17,168	11.8%
Subordinated liabilities	5,776	5,589	3.3%
Total equity	11,888	11,403	4.3%
Shareholder's equity	8,586	8,452	1.6%
Minority interests	3,302	2,951	11.9%
Total liabilities and equity	**204,467**	**200,519**	**2.0%**

Total assets of Erste Bank Group increased by 2.0%, from EUR 200.5 billion at the end of 2007 to EUR 204.5 billion as at 31 March 2008. Around EUR 2.3 billion of the growth was attributable to the expansion of the scope of consolidation which has taken place since the end of 2007, through the addition of another four savings banks to the cross-guarantee system (Haftungsverbund).

Loans and advances to customers increased moderately, by 1.6% from EUR 114.0 billion to EUR 115.8 billion. Within this, loans to customers in the CEE countries rose by 4.8% to EUR 44.0 billion (of which private customers +7.3%). The volumes in the International Business were scaled back.

Due to new allocations, the level of risk provisions increased slightly from EUR 3.3 billion to EUR 3.4 billion.

Securities investments in the various categories of financial assets declined by 4.0% from EUR 37.6 billion at the end of 2007 to EUR 36.1 billion.

As previously noted, according to IFRS 5, as of 31 March 2008, investments of insurance companies are grouped together with the other assets from these companies, including the assets from the two BCR Group investments for sale, in the separate line assets held for sale and discontinued operations.

The expansion in customer accounts was particularly favourable, rising by 3.7% to EUR 103.9 billion. Deposits in the CEE countries increased by 4.9%.

The decline in the debt securities in issue of EUR 31.1 billion by 7.7% to EUR 28.7 billion resulted mainly from redemptions on bonds and certificates of deposit in Erste Bank AG.

Total equity increased by 4.3% from EUR 11.4 billion to EUR 11.9 billion, whereby the expansion of the scope of consolidation by four additional savings banks since the end of 2007 also had a corresponding effect on the minority interests.

The risk-weighted assessment base rose in the first quarter from EUR 95.1 billion to EUR 98.7 billion, of which the four newly added savings banks contributed an increase of around EUR 1.3 billion.

Total own funds of Erste Bank Group according to the Austrian Banking Act amounted to EUR 11.2 billion as of 31 March 2008 (31 December 2007: EUR 11.1 billion). The cover ratio in relation to the statutory minimum requirement on this date (EUR 9.1 billion) was 124% (year-end 2007: 127%).

After deductions in accordance with the Austrian Banking Act, tier 1 capital stood at EUR 6.9 billion (year-end 2007: EUR 6.7 billion).

The tier 1 ratio in relation to the credit risk (tier 1 capital after deductions in accordance with the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) resulted in a value of 7.0% - unchanged compared with year-end 2007.

The solvency ratio in respect of credit risk (total equity eligible qualifying capital less requirements outside of credit risk – particularly settlement risks, operational risks and position risks for the trading book and foreign currencies – in % of the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) was 10.1% as of 31 March 2008 (year-end 2007: 10.5%) and therefore significantly above the legal minimum requirement of 8%.

Financial statements

I. Consolidated income statement from 1 January to 31 March 2008

in EUR million	(Notes)	1-3 08	1-3 07	Change
Interest and similar income		3,004.4	2,247.1	33.7%
Interest and similar expenses		-1,858.4	-1,350.9	37.6%
Income from associates accounted for at equity		5.1	7.5	-32.0%
Net interest income	(1)	**1,151.1**	**903.7**	**27.4%**
Risk provisions for loans and advances	(2)	-163.1	-128.4	27.0%
Fee and commission income		576.4	531.4	8.5%
Fee and commission expenses		-84.5	-92.5	-8.6%
Net fee and commission income	(3)	**491.9**	**438.9**	**12.1%**
Net trading result	(4)	82.3	124.8	-34.1%
General administrative expenses	(5)	-964.8	-870.6	10.8%
Profit from discontinued operations	(6)	5.7	15.6	-63.5%
Other operating result	(7)	-22.9	-33.3	31.2%
Result from financial assets - FV		-72.9	11.1	na
Result from financial assets - AfS		-12.8	14.3	na
Result from financial assets - HtM		0.0	0.5	na
Pre-tax profit		**494.5**	**476.6**	**3.8%**
Taxes on income		-98.7	-102.5	-3.7%
Net profit before minority interests		**395.8**	**374.1**	**5.8%**
Minority interests		-80.2	-72.0	11.4%
Net profit after minorities		**315.6**	**302.1**	**4.5%**

Earnings per share

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all issued subscription and conversion rights were exercised.

in EUR	1-3 08	1-3 07	Change
Diluted earnings per share	1.01	0.97	4.3%
Diluted cash earnings per share	1.04	1.00	4.1%
Earnings per share	1.01	0.97	4.0%
Cash earnings per share	1.04	1.00	3.9%

II. Consolidated balance sheet at 31 March 2008

in EUR million	(Notes)	Mar 08	Dec 07	Change
ASSETS				
Cash and balances with central banks		7,783	7,615	2.2%
Loans and advances to credit institutions	(8)	15,938	14,937	6.7%
Loans and advances to customers	(9)	115,828	113,956	1.6%
Risk provisions for loans and advances	(10)	-3,447	-3,296	4.6%
Trading assets	(11)	7,469	6,637	12.5%
Financial assets - at fair value through profit or loss	(12)	4,452	4,534	-1.8%
Financial assets - available for sale	(13)	15,907	16,200	-1.8%
Financial assets - held to maturity		15,770	16,843	-6.4%
Investments of insurance companies		0	8,054	na
Equity holdings in associates accounted for at equity		237	285	-16.8%
Intangible assets		5,822	5,962	-2.3%
Property and equipment		2,357	2,289	3.0%
Tax assets		416	446	-6.7%
Assets held for sale and discontinued operations	(14)	9,555	0	na
Other assets		6,380	6,057	5.3%
Total assets		**204,467**	**200,519**	**2.0%**
LIABILITIES AND EQUITY				
Deposits by banks	(15)	35,073	35,165	-0.3%
Customer accounts	(16)	103,863	100,116	3.7%
Debt securities in issue		28,681	31,078	-7.7%
Trading liabilities		2,720	1,756	54.9%
Underwriting provisions		0	8,638	na
Other provisions	(17)	1,770	1,792	-1.2%
Tax liabilities		323	329	-1.8%
Liabilities associated with assets held for sale and discontinued operations	(18)	9,407	0	na
Other liabilities		4,966	4,653	6.7%
Subordinated liabilities		5,776	5,589	3.3%
Total equity		11,888	11,403	4.3%
Shareholder's equity		8,586	8,452	1.6%
Minority interests		3,302	2,951	11.9%
Total liabilities and equity		**204,467**	**200,519**	**2.0%**

III. Consolidated statement of changes in equity

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings	Total shareholders' equity	Minority interests	Total capital
Equity at 1 January 2007	**630**	**4,514**	**2,835**	**7,979**	**2,925**	**10,904**
Changes in own shares	0	0	-39	-39	0	-39
Dividends	0	0	0	0	-5	-5
Capital increases	0	0	0	0	0	0
Net profit before minority interests	0	0	302	302	72	374
Income and expenses recognised directly in equity	0	0	0	0	-15	-15
Currency translation	0	0	20	20	3	23
Change in interest in subsidiaries	0	0	0	0	4	4
Equity at 31 March 2007	**630**	**4,514**	**3,098**	**8,242**	**2,981**	**11,223**
Cash flow hedge reserve at 31 March 2007				-26	-19	-45
Available for sale reserve at 31 March 2007				-9	-66	-75
Actuarial gains/losses from long-term employee provisions at 31 March 2007				-237	-110	-347
Deferred tax reserve at 31 March 2007				63	50	113
Equity at 1 January 2008	**632**	**4,557**	**3,263**	**8,452**	**2,951**	**11,403**
Changes in own shares	0	0	-33	-33	0	-33
Dividends	0	0	0	0	-3	-3
Capital increases	0	2	0	2	0	2
Net profit before minority interests	0	0	316	316	80	396
Income and expenses recognised directly in equity	0	0	-151	-151	9	-142
Currency translation	0	0	-35	-35	-11	-46
Change in interest in subsidiaries	0	0	0	0	265	265
Equity at 31 March 2008	**632**	**4,559**	**3,395**	**8,586**	**3,302**	**11,888**
Cash flow hedge reserve at 31 March 2008				-22	-7	-29
Available for sale reserve at 31 March 2008				-478	-257	-735
Actuarial gains/losses from long-term employee provisions at 31 March 2008				-256	-116	-372
Deferred tax reserve at 31 March 2008				194	96	290

Income and expenses recognised directly in equity

in EUR million	1-3 08	1-3 07
Net profit before minority interests	**396**	**374**
Available for sale - reserve (including currency translation)	-139	-36
Cash flow hedge - reserve (including currency translation)	16	-14
Actuarial gains and losses	0	0
Deferred taxes on items recognised directly in equity	27	12
Currency translation	-46	23
Total gains and losses recognised directly in equity	**-142**	**-15**
Total	**254**	**359**
Shareholder's equity	165	302
Minority interests	89	57

IV. Cash flow statement

in EUR million	1-3 08	1-3 07	Change
Cash and cash equivalents at end of the previous year	7,615	7,378	3.2%
Cash flow from operating activities	-477	-1,724	-72.3%
Cash flow from investing activities	594	924	-35.7%
Cash flow from financing activities	161	290	-44.5%
Effect of currency translation	-110	-7	>100.0%
Cash and cash equivalents at the end of period	**7,783**	**6,861**	**13.4%**

V. Notes

The consolidated financial statements of Erste Bank were prepared in compliance with the applicable International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), formerly Standing Interpretations Committee (SIC). The interim report for the period from 1 January to 31 March 2008 is therefore consistent with IAS 34 (Interim reports).

Due to the planned sale of the insurance business, IFRS 5 ("Long-term assets held for sale and discontinued business divisions") was applied in the Erste Bank Group as of 31 March 2008. According to IFRS 5, assets held for sale, including assets that are attributable to discontinued business divisions, are to be written off at the lower value between book

value and attributable current market value, less selling costs. No devaluation requirement currently results from this for the Erste Bank Group and the book value is continued. Assets held for sale and the associated liabilities, including those assets and liabilities that are attributable to a business division to be discontinued are stated in the balance sheet according to IFRS as a separate item. A retroactive change to the balance sheet shall not take place. Furthermore, the result of a discontinue business division is stated in its own line in the profit and loss statement. In the Erste Bank Group, this corresponds to the profit from the insurance business, which has been stated as a separate line in the profit and loss statement anyway and is now stated as profit from a discontinued business division. A corresponding change to the description shall take place retroactively.

There were no further changes in the accounting and valuation methods.

SIGNIFICANT BUSINESS EVENTS IN THE REPORTING PERIOD

With effect from 12 January 2008, the following savings banks joined the Austrian Savings Banks: Sparkasse Mittersill Bank AG, Sparkasse der Stadt Kitzbühel, Sparkasse Reutte AG and Sparkasse Schwaz AG. With this reference date, all four savings banks are to be incorporated into the Erste Bank Group accounts for the first time.

On 26 March 2008, the contract for the sale of the sVersicherungs Group and the insurance subsidiaries of Banca Comercială Română (BCR) and Česká spořitelna a.s. by Erste Bank to the Vienna Insurance Group (VIG) was signed. In addition to the sale of the insurance subsidiaries, a mutual sales cooperation agreement was concluded for a period of 15 years. For the sale of the insurance subsidiaries and from the sale cooperation, Erste Bank will receive an amount of EUR 1,445 million. The conclusion of this transaction is anticipated – subject to the approval of the responsible authorities – for the third quarter of 2008.

EVENTS AFTER THE BALANCE SHEET DATE

During the course of implementing a new group structure, the organisational separation of the holding company and the Austrian business was implemented. However, the "factual" separation has no external legal effect. The legal separation, with corresponding entry in the commercial register is planned for the third quarter of 2008 and will have external effects.

B. INFORMATION ON THE CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

1) Net interest income

in EUR million	1-3 08	1-3 07	Change
Interest income			
Lending and money market transactions with credit institutions	652.7	351.5	85.7%
Lending and money market transactions with customers	1,871.2	1,428.2	31.0%
Fixed-income securities	364.7	311.8	17.0%
Other interest and similar income	5.9	5.1	15.7%
Current income			
Shares and other variable-yield securities	31.6	35.0	-9.7%
Investments	3.1	1.6	93.8%
Investment properties	19.2	17.4	10.3%
Interest and similar income	**2,948.4**	**2,150.6**	**37.1%**
Interest income from financial assets - at fair value through profit or loss	56.0	96.5	-42.0%
Total interest and similar income	**3,004.4**	**2,247.1**	**33.7%**
Interest expenses			
Amounts owed to credit institutions	-742.7	-494.5	50.2%
Amounts owed to customers	-710.7	-543.6	30.7%
Debt securities in issue	-308.7	-222.5	38.7%
Subordinated liabilities	-93.4	-88.6	5.4%
Other	-2.9	-1.7	70.6%
Interest and similar expenses	**-1,858.4**	**-1,350.9**	**37.6%**
Interest expenses from financial assets - at fair value through profit or loss	0.0	0.0	na
Total interest and similar expenses	**-1,858.4**	**-1,350.9**	**37.6%**
Income from associates accounted for at equity	5.1	7.5	-32.0%
Total	**1,151.1**	**903.7**	**27.4%**

2) Risk provisions for loans and advances

in EUR million	1-3 08	1-3 07	Change
Net allocation to risk provisions for loans and advances	-158.4	-128.0	23.8%
Direct write-offs of loans and advances and amounts received against written-off loans and advances	-4.7	-0.4	>100.0%
Total	**-163.1**	**-128.4**	**27.0%**

3) Net commission income

in EUR million	1-3 08	1-3 07	Change
Lending business	91.2	71.2	28.1%
Payment transfers	203.4	163.7	24.3%
Card business	39.6	32.4	22.1%
Securities transactions	126.6	131.5	-3.7%
Investment fund transactions	56.5	55.8	1.3%
Custodial fees	16.6	15.4	7.8%
Brokerage	53.5	60.3	-11.3%
Insurance business	21.5	19.4	10.8%
Building society brokerage	8.8	6.9	27.5%
Foreign exchange transactions	9.9	8.7	13.8%
Investment banking business	3.2	8.9	-64.0%
Other	27.3	28.6	-4.5%
Total	**491.9**	**438.9**	**12.1%**

4) Net trading result

in EUR million	1-3 08	1-3 07	Change
Securities and derivatives trading	19.3	77.4	-75.1%
Foreign exchange transactions	63.0	47.4	32.9%
Total	**82.3**	**124.8**	**-34.1%**

5) General administrative expenses

in EUR million	1-3 08	1-3 07	Change
Personnel expenses	-561.4	-506.7	10.8%
Other administrative expenses	-309.8	-268.4	15.4%
Depreciation and amortisation	-93.6	-95.5	-2.0%
Total	**-964.8**	**-870.6**	**10.8%**

6) Profit from discontinued business

in EUR million	1-3 08	1-3 07	Change
Pre-tax profit	494.5	476.6	3.8%
Profit from discontinued operations	-5.7	-15.6	-63.5%
Subtotal	488.8	461.0	6.0%
Income tax on continuing operations	-97.6	-99.1	-1.6%
Income tax on discontinued operations	-1.1	-3.4	-66.0%
Net profit before minorities from continuing operations	**390.1**	**358.5**	**8.8%**
Minority interests	-80.2	-72.0	11.4%
Net profit after minorities	309.9	286.5	8.2%

7) Other operating result

in EUR million	1-3 08	1-3 07	Change
Other operating income	38.6	40.8	-5.4%
Other operating expenses	-61.5	-74.1	-17.0%
Total	**-22.9**	**-33.3**	**31.2%**
Result from real estate/properties	12.9	4.2	>100.0%
Allocation/release of other provisions/risks	-1.3	0.5	na
Expenses for deposit insurance contributions	-10.7	-8.8	21.6%
Amortisation of intangible assets (customer relationships)	-19.1	-18.7	2.1%
Other taxes	-5.4	-9.5	-43.2%
Result from other operating expenses/income	0.7	-1.0	na
Total	**-22.9**	**-33.3**	**31.2%**

C. INFORMATION ON THE CONSOLIDATED BALANCE SHEET OF ERSTE BANK

8) Loans and advances to credit institutions

in EUR million	Mar 08	Dec 07	Change
Loans and advances to domestic credit institutions	2,203	1,556	41.6%
Loans and advances to foreign credit institutions	13,735	13,381	2.6%
Total	**15,938**	**14,937**	**6.7%**

9) Loans and advances to customers

in EUR million	Mar 08	Dec 07	Change
Loans and advances to domestic customers			
Public sector	2,962	2,934	1.0%
Commercial customers	32,640	31,357	4.1%
Private customers	22,330	21,463	4.0%
Unlisted securities	20	20	0.0%
Other	127	114	11.4%
Total loans and advances to domestic customers	**58,079**	**55,888**	**3.9%**
Loans and advances to foreign customers			
Public sector	1,091	1,978	-44.8%
Commercial customers	32,052	32,932	-2.7%
Private customers	23,480	21,878	7.3%
Unlisted securities	952	1,084	-12.2%
Other	174	196	-11.2%
Total loans and advances to foreign customers	**57,749**	**58,068**	**-0.5%**
Total	**115,828**	**113,956**	**1.6%**

10) Risk provisions for loans and advances

in EUR million	1-3 08	1-3 07	Change
Risk provisions for loans and advances			
At start of reporting period	**3,296**	**3,133**	**5.2%**
Reclassification	45	0	na
Use	-49	-73	-32.9%
Allocations	158	128	23.4%
Currency translation	-3	1	na
At end of reporting period	**3,447**	**3,189**	**8.1%**
Provision for off-balance-sheet and other risks	186	158	18.0%
Total	**3,633**	**3,347**	**8.6%**

11) Trading assets

in EUR million	Mar 08	Dec 07	Change
Bonds and other fixed-income securities	4,093	4,021	1.8%
Shares and other variable-yield securities	680	806	-15.6%
Positive fair value of derivative financial instruments	2,696	1,810	49.0%
Total	**7,469**	**6,637**	**12.5%**

12) Financial assets – at fair value through profit or loss

in EUR million	Mar 08	Dec 07	Change
Bonds and other fixed-income securities	3,574	3,651	-2.1%
Shares and other variable-yield securities	878	883	-0.6%
Total	**4,452**	**4,534**	**-1.8%**

13) Financial assets – available for sale

in EUR million	Mar 08	Dec 07	Change
Bonds and other fixed-income securities	12,209	12,855	-5.0%
Shares and other variable-yield securities	3,421	2,989	14.5%
Equity holdings	277	356	-22.2%
Total	**15,907**	**16,200**	**-1.8%**

14) Assets held for sale and discontinued operations

in EUR million	Mar 08	Dec 07	Change
Assets held for sale	489	0	na
Discontinued operations	9,066	0	na
Total	**9,555**	**0**	**na**

15) Deposits by banks

in EUR million	Mar 08	Dec 07	Change
Deposits by banks – domestic credit institutions	10,068	10,497	-4.1%
Deposits by banks – foreign credit institutions	25,005	24,668	1.4%
Total	**35,073**	**35,165**	**-0.3%**

16) Customer accounts

in EUR million	Mar 08	Dec 07	Change
Savings deposits	47,348	45,203	4.7%
Sundry	56,515	54,913	2.9%
Total	**103,863**	**100,116**	**3.7%**

17) Provisions

in EUR million	Mar 08	Dec 07	Change
Long-term employee provisions	1,455	1,448	0.5%
Sundry provisions	315	344	-8.4%
Total	**1,770**	**1,792**	**-1.2%**

18) Liabilities associated with assets held for sale and discontinued operations

in EUR million	Mar 08	Dec 07	Change
Assets held for sale	334	0	na
Discontinued operations	9,073	0	na
Total	**9,407**	**0**	**na**

D. ADDITIONAL INFORMATION

19) Contingent liabilities and other obligations

in EUR million	Mar 08	Dec 07	Change
Contingent liabilities	**20,728**	**19,194**	**8.0%**
Guarantees and warranties	20,387	18,765	8.6%
Other	341	429	-20.5%
Other obligations	**21,585**	**21,500**	**0.4%**
Undrawn credit and loan commitments, promissory notes	21,074	21,193	-0.6%
Other	511	307	66.4%

20) Related party transactions

As of 31 March 2008, Erste Bank AG had outstanding liabilities of EUR 39.6 million and loans of EUR 7.3 million vis-à-vis DIE ERSTE österreichische Spar-Casse Privatstiftung. Furthermore, conventional derivatives transactions existed between Erste Bank and DIE ERSTE österreichische Spar-Casse Privatstiftung as of 31 March 2008, for hedging purposes; specifically, these were interest rate swaps in a nominal volume of EUR 75.0 million and interest rate swaps with cap and floor agreements of EUR 247.4 million.

Legal proceedings

Haftungsverbund/Savings Banks

In 2002 Erste Bank formed the Haftungsverbund on the basis of a set of agreements with the majority of the Austrian savings banks. Purpose of the Haftungsverbund was to establish a joint early-warning system as well as a cross-guarantee for certain liabilities of member savings banks and to strengthen the Group's cooperation in the market.

In competition proceedings before the Austrian Cartel Court, both a competitor of Erste Bank and the Austrian Federal Competition Authority requested the court to set aside the Haftungsverbund agreements because of an alleged infringement of Article 81 of the EC Treaty.

In March 2007 the Supreme Court handed down a resolution and confirmed that the agreements which constitute the Haftungsverbund are for the most part in compliance with Article 81 of the EC Treaty. However, the Supreme Court also held that certain aspects of the agreements could be critical under competition aspects.

The Supreme Court did not stipulate any explicit consequences. Rather, in order to specify the conclusions to be drawn from the court ruling, the proceeding will now be continued at the court of first instance.

The Supreme Court's decision does not yet affect the consolidation of the Qualifying Capital of the savings banks as part of Erste Bank's balance sheet.

In December 2004, Erste Bank, together with some other members of the Haftungsverbund, filed an application with the Austrian Cartel Court for a declaratory decision that the Haftungsverbund qualifies as a "Zusammenschluss" (merger) within the meaning of the Austrian Cartel Act. This application was widened in November 2005 to also encompass a Supplementary Agreement to the Haftungsverbund, which includes the granting of extended management rights to Erste Bank.

In March 2007, in parallel with the above mentioned ruling in the competition proceedings, the Supreme Court handed down its respective ruling, which is legally binding. In this ruling, which was welcomed by Erste Bank as being very favourable, the Supreme Court determined that the Supplementary Agreement of November 2005 qualifies as a Zusammenschluss (merger) within the meaning of the Austrian Cartel Act.

Erste Bank has since entered into similar agreements with all Austrian savings banks with the exception of two. Following the filing of the official applications the formal authorisations were granted for these Zusammenschlüsse (mergers) by the competition authorities in October 2007 and in January 2008. Only one application procedure, in relation to the savings bank with the greatest turnover, is still pending because in this case the European competition authorities are also involved in the approval process.

As a consequence of the formal approval for the Zusammenschluss the participating members will qualify as a Group under competition law, to the effect that (according to the ruling of the European courts in the Viho case) the internal relationship between Erste Bank and the respective savings bank will no longer be subject to anti-trust rules.

21) Headcount at 31 March 2008
(weighted by degree of employment)

	Mar 08	Dec 07	Change
Employed by Erste Bank Group	**53,633**	**52,442**	**2.3%**
Austria incl. Haftungsverbund savings banks	16,262	15,658	3.9%
Erste Bank AG incl. Austrian subsidiaries	8,569	8,452	1.4%
Haftungsverbund savings banks	7,693	7,206	6.8%
Central and Eastern Europe / International	37,371	36,784	1.6%
Česká spořitelna Group	10,905	10,842	0.6%
Banca Comercială Română Group	11,875	12,224	-2.9%
Slovenská sporiteľňa Group	4,861	4,763	2.1%
Erste Bank Hungary Group	3,159	3,056	3.4%
Erste Bank Croatia Group	1,923	1,886	1.9%
Erste Bank Serbia	943	958	-1.6%
Erste Bank Ukraine	1,459	1,130	29.1%
Other subsidiaries and foreign branch offices	2,247	1,925	16.7%

E. SEGMENT REPORTING

Austria

Despite the current difficult market environment, the operating result in the Austria segment was maintained at last year's level of EUR 292.0 million. The decline in net trading result (EUR 20.8 million after EUR 63.9 million) and in net commission income, from EUR 246.2 million to EUR 237.7 million (EUR -8.5 million or -3.5%), was more than offset by distinctly stronger net interest income. The first quarter of 2008 also saw a strong increase in customer deposits, which made a significant contribution to the improvement of net interest income. In this context it has to be noted that six savings banks joined the cross guarantee system (Haftungsverbund) since the start of 2007. The rise in operating costs by 6.4% or EUR 26.9 million compared to the first quarter of 2007 was also attributable to this fact. The decline in other income was due to the revaluation requirements for securities outside of the trading portfolio. The operating result declined marginally by EUR -0.5 million or -0.2% to EUR 292 million. The cost/income ratio stood at 60.6%.

Savings Banks

The operating result improved from EUR 102.3 million by EUR 30.0 million or +29.3% to EUR 132.3 million. This pleasing development was mainly due to a significant improvement in net interest income (newly joined savings banks: EUR +22.4 million). Operating expenses increased by EUR 17.9 million or 8.5% (ER 229.1 million after EUR 211.2 million in Q1 2007), with the newly joined savings banks contributing EUR 14.7 million to this increase. The cost/income ratio fell from 67.4% to 63.4%. The decline in other result was down to by revaluations of securities outside of the trading portfolio. The return on equity was at 6.9%.

Retail and Mortgage

In the retail business, the distinct decline in net commission income was only partially offset by a welcome rise in net interest income. Net commission income fell from EUR 96.3 million by EUR 13.3 million to EUR 83.0 million, mainly due to the market-related decline in the securities business. The rise in net interest income from EUR 136.6 million by EUR 10.5 million is primarily due to increased demand for deposit products, in addition to an expansion of lending volume. General administrative expenses developed positively and stayed below the previous year's level. The operating result was only slightly weaker than in the same quarter last year (EUR 82.3 million), at EUR 80.9 million. Other result fell from EUR 0.7 million to EUR -10.4 million. This can be explained by revaluation requirements in the fair-value portfolio of those savings banks that are majority-owned by Erste Bank and are allocated to this segment. The cost/income ratio equalled 66.0% (previous year 65.8%), while return on equity was at 20.5%.

in EUR million	Austria 1-3 08	Austria 1-3 07	CEE 1-3 08	CEE 1-3 07	Int'l Business 1-3 08	Int'l Business 1-3 07	Corp. Center 1-3 08	Corp. Center 1-3 07
Net interest income	477.1	398.9	637.6	473.5	40.1	36.6	-3.6	-5.3
Risk provisions	-71.4	-80.0	-72.3	-43.0	-5.9	-5.3	-13.6	-0.1
Net fee and commission income	237.7	246.2	247.5	192.2	10.6	7.1	-3.9	-6.5
Net trading result	20.8	63.9	63.3	55.2	0.0	-0.1	-1.8	5.8
General administrative expenses	-448.5	-421.6	-459.5	-413.7	-8.9	-8.1	-48.0	-27.2
Profit from discontinued operations	4.9	5.0	0.8	10.6	0.0	0.0	0.0	0.0
Other result	-38.8	8.4	-40.7	-2.7	1.2	0.1	-30.4	-13.2
Pre-tax profit	**181.8**	**220.9**	**376.8**	**272.0**	**37.0**	**30.2**	**-101.2**	**-46.5**
Taxes on income	-59.0	-49.3	-73.9	-53.7	-9.6	-8.0	43.7	8.5
Minority interests	-40.5	-48.5	-46.3	-29.7	0.0	0.0	6.6	6.3
Net profit after minorities	**82.4**	**123.0**	**256.6**	**188.6**	**27.5**	**22.2**	**-50.8**	**-31.7**
Average risk-weighted assets	51,486.0	47,966.5	36,222.9	32,958.1	7,091.3	6,896.5	1,250.4	1,216.1
Average attributed equity	2,059.9	1,916.7	2,214.6	2,006.5	461.2	448.5	3,784.5	3,674.6
Cost/income ratio	**60.6%**	**59.0%**	**48.4%**	**56.6%**	**17.6%**	**18.6%**	**na**	**na**
ROE based on net profit	**16.0%**	**25.7%**	**46.3%**	**37.6%**	**23.8%**	**19.8%**	**na**	**na**

in EUR million	Savings Banks 1-3 08	Savings Banks 1-3 07	Retail & Mortgage 1-3 08	Retail & Mortgage 1-3 07	Large Corporates 1-3 08	Large Corporates 1-3 07	Treasury & IB 1-3 08	Treasury & IB 1-3 07
Net interest income	258.0	206.5	147.1	136.6	56.5	39.4	15.5	16.4
Risk provisions	-37.2	-43.1	-22.9	-23.8	-11.2	-13.1	0.0	0.0
Net fee and commission income	98.6	96.6	83.0	96.3	27.2	23.8	29.0	29.5
Net trading result	4.7	10.4	3.1	2.9	0.3	0.3	12.6	50.3
General administrative expenses	-229.1	-211.2	-157.2	-158.4	-33.3	-24.3	-28.9	-27.7
Profit from discontinued operations	0.0	0.0	4.9	5.0	0.0	0.0	0.0	0.0
Other result	-13.3	3.6	-10.4	0.7	-0.8	2.3	-14.4	1.8
Pre-tax profit	**81.8**	**62.9**	**47.6**	**59.2**	**38.7**	**28.4**	**13.8**	**70.3**
Taxes on income	-36.4	-14.7	-10.5	-13.0	-7.8	-6.3	-4.3	-15.4
Minority interests	-41.5	-42.7	1.2	-4.1	-0.2	-1.8	0.0	0.0
Net profit after minorities	**3.9**	**5.5**	**38.3**	**42.2**	**30.7**	**20.4**	**9.5**	**55.0**
Average risk-weighted assets	24,054.6	22,716.5	11,311.2	11,457.8	11,891.0	10,582.0	4,229.3	3,210.3
Average attributed equity	224.9	223.6	745.8	751.5	775.6	689.6	313.5	252.0
Cost/income ratio	**63.4%**	**67.4%**	**66.0%**	**65.8%**	**39.7%**	**38.3%**	**50.6%**	**28.8%**
ROE based on net profit	**6.9%**	**9.9%**	**20.5%**	**22.4%**	**15.8%**	**11.8%**	**12.1%**	**87.3%**

	Czech Republic		Romania		Slovakia		Hungary	
in EUR million	1-3 08	1-3 07	1-3 08	1-3 07	1-3 08	1-3 07	1-3 08	1-3 07
Net interest income	259.9	191.8	180.4	119.4	77.1	71.9	67.2	51.3
Risk provisions	-22.3	-14.3	-17.5	-5.4	-10.4	-7.8	-13.1	-11.8
Net fee and commission income	102.0	83.8	67.2	45.3	25.8	22.5	32.6	29.5
Net trading result	26.1	16.5	16.1	20.0	6.2	4.3	7.4	10.2
General administrative expenses	-184.0	-157.3	-106.1	-108.4	-57.5	-55.7	-61.0	-60.6
Profit from discontinued operations	2.2	3.6	-1.4	7.0	0.0	0.0	0.0	0.0
Other result	-40.0	-2.8	-4.7	-1.6	-3.6	-1.6	3.3	-0.4
Pre-tax profit	**144.0**	**121.2**	**133.9**	**76.3**	**37.5**	**33.7**	**36.5**	**18.3**
Taxes on income	-30.9	-30.0	-22.1	-13.0	-6.1	-2.8	-10.3	-3.3
Minority interests	-1.4	-3.9	-35.5	-19.0	0.0	0.1	0.0	-0.1
Net profit after minorities	**111.6**	**87.3**	**76.2**	**44.3**	**31.4**	**30.9**	**26.2**	**14.9**
Average risk-weighted assets	12,416.5	11,960.2	9,688.8	9,099.8	4,586.4	4,110.0	4,801.8	4,483.7
Average attributed equity	865.4	820.3	455.1	430.7	320.0	289.9	333.5	313.8
Cost/income ratio	**47.1%**	**53.2%**	**40.5%**	**56.5%**	**52.7%**	**56.4%**	**56.9%**	**66.6%**
ROE based on net profit	**51.6%**	**42.6%**	**67.0%**	**41.2%**	**39.3%**	**42.7%**	**31.4%**	**19.0%**

	Croatia		Serbia		Ukraine		Total group	
in EUR million	1-3 08	1-3 07	1-3 08	1-3 07	1-3 08	1-3 07	1-3 08	1-3 07
Net interest income	43.5	33.9	6.0	3.6	3.5	1.7	1,151.1	903.7
Risk provisions	-4.4	-2.4	-2.1	-0.6	-2.6	-0.7	-163.1	-128.4
Net fee and commission income	17.8	10.2	1.6	0.9	0.6	0.1	491.9	438.9
Net trading result	4.7	2.8	0.6	0	2.4	1.1	82.3	124.8
General administrative expenses	-32.4	-22.7	-7.8	-6.6	-10.8	-2.3	-964.8	-870.6
Profit from discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0	5.7	15.6
Other result	-0.2	2.1	4.5	1.5	0.1	0.1	-108.6	-7.4
Pre-tax profit	**28.9**	**23.8**	**2.8**	**-1.1**	**-6.8**	**-0.1**	**494.5**	**476.6**
Taxes on income	-5.9	-4.8	0.2	0.1	1.4	0.1	-98.7	-102.5
Minority interests	-8.7	-6.8	-0.7	0.0	0.0	0.0	-80.2	-72.0
Net profit after minorities	**14.4**	**12.2**	**2.3**	**-1.0**	**-5.4**	**-0.1**	**315.6**	**302.1**
Average risk-weighted assets	3,583.6	2,902.0	696.3	306.5	449.6	95.9	96,050.8	89,037.2
Average attributed equity	166.6	121.9	39.0	22.5	35.1	7.5	8,520.3	8,046.3
Cost/income ratio	**49.2%**	**48.5%**	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**55.7%**	**58.7%**
ROE based on net profit	**34.5%**	**40.0%**	**23.2%**	**n.a.**	**n.a.**	**n.a.**	**14.8%**	**15.0%**

Large Corporates

Net profit after minority interests in the Large Corporates segment showed a rise of 50.8% from EUR 20.4 million to EUR 30.7 million, compared with the first quarter of 2007. Net interest income increased from EUR 39.4 million to EUR 56.5 million (+43.3%). Main factors were substantial volume increases in the Large Corporates division, supported by a significant widening of margins and the continuing expansion of the real estate leasing subsidiary, Immorent. In addition to an improvement in risk provisions (EUR -11.2 million after EUR -13.1 million), net commission income also increased from EUR 23.8 million to EUR 27.2 million. The rise in general administrative expenses from EUR 24.3 million by 37.0% to EUR 33.3 million was partly due to the CEE expansion in the leasing division. The cost/income ratio stood at 39.7%, while return on equity increased from 11.8% to 15.8%.

Treasury and Investment Banking

In net interest income, the negative impact from increased refinancing costs in balance sheet management as a result of the general market environment was offset by exceptionally good results in the money market business. Net commission income remained unchanged compared to the first quarter of 2007, as income from securities business – particularly from structured products and capital market transactions – was not repeated this year due to the market environment. As anticipated, net trading result declined by 70% from EUR 50.3 million to EUR 12.6 million in the first quarter of 2008 due to market turbulences and above average results in the prior year period. The decline in other result (EUR -14.4 million after EUR +1.8 million in the first quarter of 2007) is primarily explained by market-related revaluation requirements in the fair-value portfolio. The cost/income ratio was at 50.6%, return on equity was at 12.1%.

Central and Eastern Europe

Czech Republic

Net profit after minorities at Česká spořitelna rose from EUR 87.3 million in the first quarter of 2007, by EUR 24.3 million or 27.8% (currency-adjusted +17.9%) to EUR 111.6 million. The operating result posted growth of 49.1% (currency-adjusted +37.5%) from EUR 138.3 million to EUR 206.2 million. This increase is mainly explained by the strong expansion of the net interest income, from EUR 191.8 million by 35.5% (currency-adjusted +25.0%) or EUR 68.2 million to EUR 259.9 million. The growth in net commission income by 21.7% (currency-adjusted +12.3%) from EUR 83.8 million to EUR 102.0 million reflects positive developments in payment transactions and in the securities business. The increase in general administrative expenses from EUR 157.3 million to EUR 184.0 million (+17.0%; currency-adjusted +7.9%) is a reflection of business expansion on the one hand, and the currency trend, on the other. The decline in other result (EUR -40.0 million after EUR -2.8 million in 2007) is based on market-related revaluation requirements, increased deposit insurance contributions and securities sales during the first quarter of 2007. The cost/income ratio improved to 47.1%, return on equity was at 51.6% (after 42.6% in the previous year).

Romania

First quarter net profit after minorities increased significantly compared to the first quarter of 2007 to EUR 76.2 million (up 71.9% or EUR 31.9 million; currency-adjusted 87.7%). At EUR 156.1 million, the operating result was 87.3% (currency-adjusted 104.5%) above the figure posted in the previous year. This excellent result was achieved through an above-average rise in net interest income, up EUR 61.0 million or 51.1% (currency-adjusted 65.0%) from EUR 119.4 million to 180.4 million, and a significant increase in net commission income – particularly related to lending business and payment transactions. In addition to the strong growth in the most important business divisions of BCR (total lending growth amounted to 35%), the pronounced advance in net interest income was also due to the reclassification of interest-like commissions in the amount of EUR 17.9 million from net commission to net interest income. Operating expenses stayed essentially flat compared to the prior year quarter (EUR 106.1 million after EUR 108.4 million (currency-adjusted up 6.9%), a first tangible result of the restructuring measures executed in 2007. This translated into a cost/income ratio of 40.5% and a return on equity of 67.0%. The rise in risk provisions was mainly due to the expansion of the lending volume.

Slovakia

Net profit after minorities at Slovenská sporiteľňa rose from EUR 30.9 million by 1.7% (currency-adjusted -1.9%) to EUR 31.4 million compared to the first quarter or 2007. Net interest income improved from EUR 71.9 million by 7.3% or EUR 5.2 million (currency-adjusted 3.5%) to EUR 77.1 million as compared same period last year. This was partly attributable to the significant expansion of customer lending by 21%. Net commission income increased from EUR 22.5 million in the first quarter of 2007 to EUR 25.8 million (currency-adjusted +10.4%) driven by strong lending business and payment transactions.

General administrative expenses rose from EUR 55.7 million by EUR 1.8 million or 3.2% (currency-adjusted -0.5%) to a total of EUR 57.5 million. Despite increased expenses for the introduction of the euro and a new core banking system, costs were kept at a low level. The operating result therefore increased by just under 20% (currency-adjusted 15.6%) from EUR 43.0 million to EUR 51.5 million. Growth in risk provisions from EUR 7.8 million in the first quarter of 2007 to EUR 10.4 million (currency-adjusted 29.0%) is explained by the substantial expansion of lending business over the past quarters. The decline in other result from EUR -1.6 million in 2007 to EUR -3.6 million (currency-adjusted -125.3%) is primarily due to market-related revaluation requirements for securities in the fair-value portfolio. The return on equity was at 39.3% after 42.7% in the prior year period; the cost/income ratio declined slightly from 56.4% to 52.7%.

Hungary

The operating result from Erste Bank Hungary increased, despite the difficult macroeconomic environment, from EUR 30.4 million by 51.9% or EUR 15.8 million to EUR 46.2 million. Net interest income showed a rise from EUR 51.3 million by EUR 15.9 million (+31.0%) to EUR 67.2 million, with the first quarter of 2007 being negatively impacted by an interest accrual correction of EUR 8.0 million. When adjusting for this technical effect, growth equalled 11.8%. The rise in the risk provisions from EUR 11.8 million to EUR 13.1 million corresponds to the growth in the lending business and accounts for the general economic development. Net commission income increased significantly from EUR 29.5 million in the first quarter of 2007 to EUR 32.6 million as a result of volume growth in payment transactions and securities business.

General administrative expenses were maintained at the level of the previous year at EUR 61.0 million. The improvement in other result (EUR 3.3 million after EUR -0.4 million in the first quarter of 2007) is mainly due to a technical reporting shift from local tax positions ("municipal tax" and "innovation tax") at the expense of the tax expenses. Net profit after minorities rose from EUR 14.9 million by 75.4% to EUR 26.2 million. The cost/income ratio stood at 56.9%, while return on equity increased from 19.0% to 31.4%.

Croatia

Prior year comparisons are affected by the first time consolidation of Diners Club Adriatic d.d. from the second quarter of 2007.

Compared with the first quarter of 2007, the operating result of Erste Bank Croatia increased significantly by 39.0% or EUR 9.4 million from EUR 24.1 million to EUR 33.5 million. Net interest income grew markedly, despite the restrictive legal regime aiming to curb foreign currency financing and the general limits to credit growth, whereby, as a result of rising growth rates in the lending business and the clear improvement of the derivatives business. As a result of this, net interest income rose from EUR 33.9 million by EUR 9.6 million to EUR 43.5 million (DCA: EUR +6.6 million). Net commission income business advanced from EUR 10.2 million to EUR 17.8 million, by more than 70%, thanks in particular to payment transactions, securities business and income from the credit card subsidiary, (excluding DCA EUR +2.4 million). General administrative expenses rose from EUR 22.7 million by EUR 9.7 million or 42.5% to EUR 32.4 million, mainly due to salary adjustments and an increased number of employees. The return on equity ratio stood at 34.5%, while the cost/income ratio increased slightly from 48.5% to 49.2%.

Serbia

Net profit after minorities improved from EUR -1.0 million by EUR 3.2 million to EUR 2.3 million. The strong rise in net interest income (EUR 6.0 million after EUR 3.6 million in the first quarter of 2007) was due to the expansion in customer business and an increase in customer deposits. In addition to an improvement in net commission income (from EUR 0.9 million to EUR 1.6 million) and in net trading result (EUR 0.6 million after EUR 0.2 million), general administrative expenses also increased slightly compared with the same period last year (EUR 7.8 million after EUR 6.6 million), which was

particularly due to higher personnel expenses in the first quarter of 2008. The strong rise in other result from EUR 1.5 million by EUR 3.0 million to EUR 4.5 million was due to disposals of investments and real estate.

Ukraine

After the complete acquisition of Bank Prestige by the Erste Bank Group in January 2007, the focus was on expanding the market position of the bank, now renamed Erste Bank Ukraine. By 2010, the market share is targeted to reach four per cent, while the branch network should comprise approx. 400 outlets throughout the country. The bank currently employs 1,459 staff and operates 86 branches; another 50 branches are scheduled for opening in the near future.

In comparison to the first quarter of 2007, the period under review continued to show a very pleasing rise in net interest income, from EUR 1.7 million to EUR 3.5 million, which is due to a fourfold increase in customer lending, from EUR 96.0 million to EUR 449.6 million. At the same time, net trading result increased from EUR 1.1 million to EUR 2.4 million, due to the strong rise in foreign exchange transactions. General administrative expenses rose distinctly, as anticipated, due to the rapid expansion of business activity, compared with the prior year quarter. Net profit after minorities came in at EUR -5.4 million.

International Business

Net profit after minorities showed a rise of EUR 5.3 million or 23.6% from EUR 22.2 million by to EUR 27.5 million. Other result recorded a strong rise (EUR 1.2 million after EUR 0.1 million in 2007), while the operating result rose from EUR 35.4 million to EUR 41.8 million in the first quarter of 2008. Supported by the development of the credit margins net interest income grew from EUR 36.6 million to EUR 40.1 million. The cost/income ratio was at an impressive 17.6%. Return on equity grew from 19.8% to 23.8%.

Corporate Center

The Corporate Center segment includes results from companies that cannot be assigned directly to a specific business segment, profit consolidation between the segments, linear depreciation, particularly on the customer base for BCR and DCA and one-off effects, which cannot be assigned to a specific business segment, in order to ensure comparability. Thus, in the first quarter of 2008, the "unwinding effect" (compound interest effect from expected cash flows on non-performing loans) in the amount of EUR 14.4 million was allocated to this segment. On balance, the unwinding effect does not affect the result, as the positive effect in net interest income was accompanied by higher risk provisions.

The development in net commission income and general administrative expenses was mainly due to profit consolidation of banking support operations. General administrative expenses were particularly impacted by group projects and costs in relation to the reorganisation of Erste Bank Group. Other result included the required linear depreciation of the customer bases of BCR and Diners Club Adriatic D.D. amounting to EUR 19.0 million.

F. CHANGES IN TOTAL QUALIFYING CAPITAL

in EUR million	Mar 08	Dec 07	Change
Subscribed capital (less own shares)	633	633	0.0%
Reserves and minority interests	6,883	6,655	3.4%
Intangible assets	-483	-485	-0.4%
Core capital (Tier 1) before deductions	**7,033**	**6,802**	**3.4%**
Deductions from core capital (Tier 1) pursuant to section 23 (13/3) Austrian Banking Act	-139	-128	8.6%
Core capital (Tier 1) after deductions	**6,894**	**6,674**	**3.3%**
Eligible subordinated liabilities	3,834	3,875	-1.1%
Revaluation reserve	129	130	-0.8%
Excess risk provisions	128	250	-48.8%
Qualifying supplementary capital (Tier 2)	**4,091**	**4,255**	**-3.9%**
Short-term subordinated capital (Tier 3)	**407**	**386**	**5.4%**
Deductions from qualifying supplementary capital (50% pursuant to section 23 (13/3) and deduction according to section 23 (13/4a) Austrian Banking Act	-212	-201	5.5%
Total eligible qualifying capital	**11,180**	**11,114**	**0.6%**
Capital requirement	9,081	8,769	3.6%
Surplus capital	2,099	2,345	-10.5%
Cover ratio	123.1%	126.7%	
Tier 1 ratio	**7.0%**	**7.0%**	
Solvency ratio	**10.1%**	**10.5%**	
Risk-weighted assesment basis pursuant to section 22 (2) Austrian Banking Act	**98,822**	**95,091**	**3.9%**
8% minimum capital requirement	7,906	7,607	3.9%
Standard approach	3,740	3,706	0.9%
Internal ratings based approach	4,166	3,901	6.8%
Capital requirement for bond, FX and commodity exposure	407	394	3.3%
Capital requirement for operational risk	768	768	0.0%
Total required own funds	**9,081**	**8,769**	**3.6%**

Quarterly financial data

CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

in EUR million	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08
Net interest income	903.7	953.8	986.6	1,101.7	1,151.1
Risk provisions for loans and advances	-128.4	-110.9	-96.6	-118.8	-163.1
Net fee and commission income	438.9	446.0	469.3	503.7	491.9
Net trading result	124.8	94.8	72.4	59.1	82.3
General administrative expenses	-870.6	-921.2	-918.1	-932.2	-964.8
Profit from discontinued operations	15.6	13.9	2.8	2.7	5.7
Other operating result	-33.3	-56.1	-43.9	-36.0	-22.9
Result from financial assets - FV	11.1	-7.1	-42.3	-9.5	-72.9
Result from financial assets - AfS	14.3	13.1	17.5	6.1	-12.8
Result from financial assets - HtM	0.5	0.0	0.1	0.1	0.0
Pre-tax profit	476.6	426.3	447.8	576.9	494.5
Net profit after minorities	**302.1**	**263.9**	**271.9**	**336.8**	**315.6**

CONSOLIDATED BALANCE SHEET OF ERSTE BANK

in EUR million	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08
Loans and advances to credit institutions	20,877	21,405	21,261	14,937	15,938
Loans and advances to customers	100,468	104,389	107,218	113,956	115,828
Risk provisions for loans and advances	-3,189	-3,239	-3,314	-3,296	-3,447
Trading and other financial assets	43,489	45,066	45,292	44,214	43,598
Other assets	28,908	29,732	30,115	30,708	32,550
Total assets	**190,553**	**197,353**	**200,572**	**200,519**	**204,467**
Deposits by banks	38,038	40,989	40,400	35,165	35,073
Customer accounts	94,956	93,235	98,184	100,116	103,863
Debt securities in issue	24,989	29,128	27,834	31,078	28,681
Other liabilities	15,847	17,149	17,424	17,168	19,186
Subordinated liabilities	5,500	5,484	5,423	5,589	5,776
Total equity	11,223	11,368	11,307	11,403	11,888
Shareholder's equity	8,242	8,483	8,438	8,452	8,586
Minority interests	2,981	2,885	2,869	2,951	3,302
Total liabilities and equity	**190,553**	**197,353**	**200,572**	**200,519**	**204,467**

SHAREHOLDER EVENTS

6 May 2008	Annual general meeting
9 May 2008	Ex-dividend day
13 May 2008	Dividend payment day
30 July 2008	Half-yearly results
30 October 2008	9-months 2008 results

INVESTOR RELATIONS

ERSTE BANK, Milchgasse 1, A-1010 Vienna

Phone:	+43 - (0) 50 100 - 17 693
Fax:	+43 - (0) 50 100 - 913 112
Email:	investor.relations@erstebank.at
Internet:	www.erstebank.com/ir

Gabriele Werzer

Phone:	+43 - (0) 50 100 - 11 286
Email:	gabriele.werzer@erstebank.at

Thomas Sommerauer

Phone:	+43 - (0) 50 100 - 17 326
Email:	thomas.sommerauer@erstebank.at

Peter Makray

Phone:	+43 - (0) 50 100 - 16 878
Email:	peter.makray@erstebank.at

TICKER SYMBOLS

Reuters:	ERST.VI
Bloomberg:	EBS AV
Datastream:	O:ERS
ISIN:	AT0000652011
ADR Cusip-Code:	296 036 304